Exhibit 99.1

ATIF Holdings Limited Announces the Completion of a Reverse Takeover Transaction by its Client Bangtong Technology International Limited

SHENZHEN, China, June 26, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that its client, Bangtong Technology International Limited (“Bangtong”), completed a reverse takeover (the “RTO”) of Luboa Group, Inc. (OTC: LBAO). The transaction marks Bangtong’s successful entrance to the U.S. capital market through the RTO. ATIF acted as the financial advisor for Bangtong during the RTO.

On June 21, 2019, Luboa Group, Inc. filed a Form 8-K with the U.S. Securities and Exchange Commission disclosing the completion of the RTO. For more information about this transaction, please see the Form 8-K at https://www.sec.gov/Archives/edgar/data/1586452/000149315219009573/form8-k.htm.

Mr. Jun Liu, the Chief Executive Officer of the Company, commented, “Congratulation to Bangtong for its successful completion of the RTO. We customized the RTO process for Bangtong, drawing on our experience of successfully tutoring companies when they are entering the U.S. capital market and our keen understanding of market and policy changes both in China and abroad. Our team assisting Bangtong consists of professionals from China and the United States, and we participated in all aspects of the RTO, actively promoted communication and cooperation among all parties, and provided professional suggestions and solutions to various problems encountered in the process, so as to ensure that Bangtong completed its RTO as scheduled.”

Mr. Liu continued, “Our main services include: early stage due diligence, business model optimization, capital structure design, standard financial advice, business plan review and revision, third-party service provider coordination, merger and acquisition planning, and other advice. Through our comprehensive services, we expect to help more clients gain access to diversified sources of capital.”

About Bangtong Technology International Limited

Founded in 2015, Bangtong is a cross-border e-commerce group committed to providing high-quality goods. Since 2018, Bangtong has been developing Ingertona, a social e-commerce platform which aims to analyze users' purchasing power and consumption habits, segment users according to their lifestyle needs, and organize various offline activities, so as to increase customer retention. Ingertona is expected to launch in the second half of 2019 with integration through its website, WeChat, and mobile Apps. In addition to attracting third-party merchants to register online, Bangtong plans to open self-operated stores on Ingertona through its own logistics companies and trading companies, and cooperate with offline direct-operated stores to provide consumers with a cost-effective shopping experience.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com